United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2013

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: April 25th, 2013

IR Contact Information: ir@GRUMA.com (52) 81 8399-3349
Monterrey, N.L., Mexico, April 25, 2013	www.gruma.com

ANNOUNCEMENT ON TRADING VOLUME OPERATION

Monterrey, N.L., Mexico, April 25, 2013. - GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) informs today that a shareholder of the control group of the Company, notified it that said shareholder carried out, through the Mexican Stock Exchange at market price, the acquisition of 13,868,944 ordinary shares of GRUMA.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production of corn flour, tortillas, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia, and Oceania and exports to more than 100 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 85 plants. In 2012, GRUMA had net sales of US$4.9 billion, of which 65% came from non-Mexican operations. For further information please visit www.gruma.com.